                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                               MySoftware Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   628633 10 9
                                   -----------
                                 (CUSIP Number)

                                   Vinod Gupta
                                c/o infoUSA Inc.
                             5711 South 86th Circle
                                 P.O. Box 27347
                              Omaha, NE 68127-0347
                                 (402) 593-4500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 13, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.    628633 10 9                                       PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         infoUSA Inc.
         470751545
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
         (SEE INSTRUCTIONS)                                           (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER                0
          OF             -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             0
        OWNED            -------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH                 0
      REPORTING          -------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO*
--------------------------------------------------------------------------------

*See also Exhibit A.

                                  SCHEDULE 13D


CUSIP NO.    628633 10 9                                       PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Vinod Gupta

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
         (SEE INSTRUCTIONS)                                           (b)  [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         PF
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. Citizen
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER                0
          OF             -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY             0
        OWNED            -------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH                 0
      REPORTING          -------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.    628633 10 9                                       PAGE 4 OF 8 PAGES


Item 2.
        Identity and Background.

  On July 31, 1998, American Business Information, Inc., a co-filer of this
Schedule 13D, changed its name to infoUSA Inc. The identity and background of both co-filers did not change in any other respect.


Item 5.
        Interest in Securities of the Issuer.

     (a) and (b) This Schedule 13D shall not be construed as an admission that any Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:


                  Common Stock
                  Beneficially         % of                                        Dispositive
Item 2 Person        Owned            Class(1)                 Voting Power          Power
-------------        -----            --------                 ------------          -----
IUSA                   0                0.0%                N/A                  N/A
Vinod Gupta            0                0.0%                N/A                  N/A


----------
     (1)
           All percentages in this table are based, pursuant to Regulation 13d-1(j) of the Securities Exchange Act of 1934, on the 4,409,488 shares of Common Stock of the Company outstanding as of September 30, 1998, as reported in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1998.


(c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected during the past sixty days, all of which were open market sales.



                                                                                     Aggregate Percentage Ownership
                                                                Price                 of All Item 2 Persons After
                                            Shares               Per                 Transactions Effected on Date
Seller                Date                   Sold               Share                          Listed (1)
------                ----                   ----               -----                     ---------------------
IUSA                10-19-98                   500              $3.50                             4.9%
IUSA                10-20-98                 9,000              $3.50                             4.7%
IUSA                10-21-98                28,000              $3.65                             4.0%
IUSA                10-22-98                 9,500              $3.50                             3.8%

                                  SCHEDULE 13D


CUSIP NO.    628633 10 9                                       PAGE 5 OF 8 PAGES



                                                                          Aggregate Percentage Ownership
                                                                Price      of All Item 2 Persons After
                                            Shares               Per      Transactions Effected on Date
Seller                   Date                Sold               Share               Listed (1)
------                   ----                ----               -----         ---------------------
IUSA                   10-23-98             10,000              $3.50                  3.6%
IUSA                   10-26-98             10,000              $3.63                  3.4%
IUSA                   10-29-98              9,200              $3.58                  3.2%
IUSA                   10-30-98              3,000              $3.50                  3.1%
IUSA                   11-2-98               3,000              $3.81                  3.0%
IUSA                   11-2-98               2,000              $3.75                  3.0%
IUSA                   11-2-98               3,000              $3.75                  2.9%
IUSA                   11-2-98               3,000              $3.63                  2.9%
IUSA                   11-2-98               2,000              $3.69                  2.8%
IUSA                   11-2-98               2,800              $3.63                  2.7%
IUSA                   11-3-98              16,000              $3.67                  2.4%
IUSA                   11-4-98              20,000              $3.66                  1.9%
IUSA                   11-5-98              10,000              $3.75                  1.7%
IUSA                   11-6-98              19,000              $3.84                  1.3%
IUSA                   11-9-98              20,000              $3.84                  0.8%
IUSA                   11-10-98             10,000              $4.00                  0.6%
IUSA                   11-11-98             10,000              $4.06                  0.4%
IUSA                   11-12-98             10,000              $4.00                  0.1%
IUSA                   11-16-98              2,300              $4.00                  0.1%
IUSA                   11-17-98              3,700              $4.00                  0.0%
Vinod Gupta            10-7-98               5,000              $3.50                  0.7%
Vinod Gupta            10-13-98              2,100              $3.50                  0.7%
Vinod Gupta            10-19-98              2,900              $3.50                  0.6%
Vinod Gupta            10-19-98              2,500              $3.50                  0.6%
Vinod Gupta            10-20-98              2,500              $3.50                  0.5%
Vinod Gupta            10-20-98              1,000              $3.63                  0.5%

                                  SCHEDULE 13D


CUSIP NO.    628633 10 9                                       PAGE 6 OF 8 PAGES


                                                                          Aggregate Percentage Ownership
                                                                Price      of All Item 2 Persons After
                                            Shares               Per      Transactions Effected on Date
Seller                   Date                Sold               Share               Listed (1)
------                   ----                ----               -----         ---------------------
Vinod Gupta            10-21-98             15,000              $3.52                 0.1%
Vinod Gupta            10-22-98              6,000              $3.50                 0.0%

----------
     (1) Indicated percentages are based, pursuant to Regulation 13d-1(j) of the Securities Exchange Act of 1934, on the 4,409,488 shares of Common Stock of the Company outstanding as of September 30, 1998, as reported in the Company's Quarterly Report on Form 10-QSB. for the quarterly period ended September 30, 1998.

(d)        Inapplicable.

(e)        Inapplicable.

See also Exhibit A.


Item 7.
        Material to be Filed as Exhibits.

     The following exhibit is attached hereto:

  A - List of Executive Officers and Directors of IUSA

  The following exhibit was filed as Exhibit B to the original Schedule 13D relating to the Common Stock of the Issuer filed by the undersigned with the Commission on April 23, 1998 (file number 005-46029) and is hereby incorporated herein by reference:

  B - Statement Appointing Designated Filer and Authorized Signer dated
      April 23, 1998.

                                  SCHEDULE 13D


CUSIP NO.    628633 10 9                                       PAGE 7 OF 8 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 17, 1998

INFOUSA INC.,
a Delaware Corporation

By:  /s/ Vinod Gupta
     -----------------------------
     Vinod Gupta, Authorized Signatory

VINOD GUPTA

By:  /s/ Vinod Gupta
     -----------------------------

                                  SCHEDULE 13D


CUSIP NO.    628633 10 9                                       PAGE 8 OF 8 PAGES

                                    EXHIBIT A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                  INFOUSA INC.


Name                           Principal Occupation
----                           --------------------
Vinod Gupta (1)                Chairman of the Board of Directors and Chief Executive Officer of
                               IUSA
Jon D. Hoffmaster (1)          Vice Chairman of the Board of Directors of IUSA
Gautam Gupta (1)               Acting Chief Financial Officer of IUSA
Allen Ambrosino                Executive Vice President of IUSA and President of Database America
Monica Messer                  Executive Vice President and Chief Information Officer of IUSA
William Chasse                 Executive Vice President, Sales and Marketing of IUSA
William Kerrey                 Senior Vice President, Licenses of IUSA
Harold W. Andersen (1)         Contributing Editor to Omaha World Herald and Retired Publisher of
                               Omaha World Herald Company
Elliot S. Kaplan (1)           Senior Partner at Robins, Kaplan, Miller & Ciresi, L.L.P.
Paul A. Goldner (1)            Consultant to IUSA
George Haddix (1)              Individual Investor
George J. Kubat (1)            President and Chief Executive Officer of Phillips Manufacturing Co.

----------
(1) Director of IUSA

      Items 3, 4, 5 and 6 are not applicable to any of the executive officers or directors of IUSA, with the exception of Vinod Gupta.